Mail Stop 4561

January 8, 2007

VIA USMAIL and FAX 011-3314-757-8976

Mr. Nasser Nassiri
President and Chief Executive Officer
Biocoral, Inc.
38 Rue Anatole France
92594 Levallois Perret Cedex France

>   **Re: Biocoral, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed on 3/31/2006**
>   **File No. 000-23512**

Dear Mr. Nasser Nassiri:

We have reviewed your response letter dated November 29, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.   Your response has been submitted and signed by your counsel. Please provide on a separate letter from you a statement from you acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosures in the filings;
- Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 3 – Summary of Significant Accounting Policies

(F) Investments in Marketable Securities, page F-10

2.   Your response to comment four relating to the impairment of your marketable securities does not address directly or completely our request for additional information. Please explain to us how you considered each of the factors outlined in SAB Topic 5:M, at December 31, 2005 and each subsequent interim period, in your determination of whether this impairment was other than temporary.

(J) Intangible Assets, pages F-10 – F-11

3.   We have read your response to comment five.   Your costs relate to specific enhancements to previously patented items, which you retroactively capitalized. Your response does not provide persuasive evidence supporting your accounting treatment. Please tell us the specific nature of these costs and how you considered SFAS 2, which calls for expensing of such enhancement and other costs when incurred instead of capitalizing them or cite the specific GAAP literature which supports your accounting treatment.

4.   We have read your response to comment seven.   Your response does not fully address our comment.   Please tell us how you considered providing the disclosures required by paragraph 45(a)(3) of SFAS 142.

(U) Foreign Currency Translation and Transactions, page F-12

5.   We have read your response to comment eight.   Your response does not address our comment.   In future filings, please disclose the analysis of changes in the accumulated amount of translation adjustments required by paragraph 31(a) and (b) of SFAS 52.

Note 8 – Long-Term Debt, pages F-14 – F-16

6.   We have read your response to comment nine.   Your response does not address our comment.   We reissue our previous comment.   Tell us how you considered EITF 00-19 in determining whether your note issuances contains embedded derivatives that you should separate from the host and account for at fair value under SFAS 133.   Your response should include information regarding the terms of the note issuance and how you analyzed them under paragraphs 12 – 32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant